

July 5, 2023

Stephen Bratspies
Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

       Re: Hanesbrands Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Form 10-Q for Fiscal Quarter Ended April 1, 2023
          Item 2.02 Forms 8-K filed February 2, 2023 and May 3, 2023
          File No. 001-32891

Dear Stephen Bratspies:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   Please revise both your consolidated results of operations and operating results by business segment discussions to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Also, when you discuss unfavorable product and channel mix, please disclose in greater detail what products and channels were unfavorable and explain why. Refer to Item 303 of Regulation S-K. This comment also applies to your Form 10-Q for the period ended April 1, 2023.

Item 2.02 Form 8-K filed February 2, 2023

Exhibit 99.1

2. Please discuss in greater detail each of the non-GAAP reconciling items included in Tables 6-A and 6-B. Also, disclose how you computed the discrete tax benefits and the tax effect on actions. In Table 6-C, please breakout the total restructuring and other action-related charges line item and the other losses, charges and expenses line item into smaller discrete adjustments and discuss in greater detail each of the non-GAAP reconciling items. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K filed May 3, 2023.

3. Your non-GAAP adjustments, discussed on page 3, to remove non-cash reserves recorded related to deferred taxes, appear to result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

4. Please remove Tables 6-A and 6-B, which present most of the line items and subtotals found in your GAAP income statement, and present your non-GAAP reconciliations in a different manner. Refer to Question 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K filed May 3, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services